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Davis Polk & Wardwell Hong Kong Solicitors	852 2533 3300 tel www.davispolk.com	Resident Hong Kong Partners
The Hong Kong Club Building		Karen Chan †	Martin Rogers †
3A Chater Road		Yang Chu †	Patrick S. Sinclair*
Hong Kong		James C. Lin*	Miranda So*
		Gerhard Radtke*	James Wadham†

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

April 8, 2021

Re:	Atour Lifestyle Holdings Limited (CIK: 0001853717) Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.0001 per share.  The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended.  In accordance with the procedures of the Commission for emerging growth companies, the Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the draft registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020.  Prior to the distribution of a preliminary prospectus, the Company will amend the draft Registration Statement to include all financial statements required by Regulation S-X at the date of the amendment.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thanks for your time and attention.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Yours sincerely,

/s/ Li He

cc:	Ms. Rui Zhao, Chief Financial Officer
Atour Lifestyle Holdings Limited

Allen Wang, Esq.
Latham & Watkins LLP

Kevin Huang
Linda Gu
KPMG Huazhen LLP